Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), October 18, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fifth tranche of the common share buyback program announced on October 4, 2021 (“Fifth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
11/10/2021	MTA	5,929	183.8177	1,089,855.10
12/10/2021	MTA	6,060	186.2112	1,128,440.10
13/10/2021	MTA	7,495	186.8544	1,400,474.10
14/10/2021	MTA	4,367	187.8802	820,472.90
15/10/2021	MTA	4,069	191.8757	780,742.15
Total	—	27,920	186.9622	5,219,984.35

Since the announcement of the Fifth Tranche of the buyback program dated October 4, 2021 till October 15, 2021, the total invested consideration has been:
•Euro 11,860,897.60 for No. 64,930 common shares purchased on the MTA.

As of October 15, 2021, the Company held in treasury No. 9,837,833 common shares equal to 3.82% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until October 15, 2021, the Company has purchased a total of 4,652,507 own common shares on MTA and NYSE for a total consideration of Euro 665,282,599.84.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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